Suite 409 – 221 W. Esplanade North Vancouver, BC V7M 3J3 Canada Telephone: (604) 973-0579 Facsimile: (604) 973-0280 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Robert Galletti
Direct Tel.	604-973-0588
EMail Address	rgalletti@wlmlaw.ca
Our File No.	16054-001

September 11, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	John Reynolds, Assistant Director
Office of Beverages, Apparel and Mining

Dear Sirs:

Re:	Bearing Lithium Corp. (the “Company”)
Amendment No. 5 Registration Statement on Form F-4
Filed September 6, 2017
File No.: 333-217231

We are the solicitors for the Company. In connection with the Company's Registration Statement on Form F-4 (as amended) (file no. 333—217231), the Company hereby requests acceleration of the effective date of the Registration Statement to 2:00 p.m. (EST) Tuesday, September 12, 2017 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

In connection with this request the Company acknowledges that:

(i)                 should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)             the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:  /s/ Robert Galletti

Robert Galletti

RG/ya